COMMENTS RECEIVED ON MARCH 28, 2011

FROM EDWARD BARTZ

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Spartan 500 Index Fund

POST-EFFECTIVE AMENDMENT NO. 60

FIDELITY SELECT PORTFOLIOS (File Nos. 002-69972 and 811-03114)

Environment and Alternative Energy Portfolio (f/k/a Environmental Portfolio)
Consumer Finance Portfolio (f/k/a Home Finance Portfolio)

POST-EFFECTIVE AMENDMENT NO. 92

1. Banking Portfolio

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in banking."

C: The Staff requests that we add a market capitalization strategy for the fund.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

2. Spartan 500 Index Fund

"Fund Summary" & "Investment Details" (prospectus)

"Principal Investment Strategies"

"Lending securities to earn income for the fund."

C: The Staff requests we add corresponding risk disclosure for securities lending in the "Principal Investment Risks" section.

R: We do not believe additional disclosure is required in the "Investment Summary" section. The risk disclosure in this section is meant to be a summary of the risk disclosure in the "Investment Details" section, and we call the Staff's attention to "Issuer-Specific Changes" in the "Investment Details" section, which covers, among other risks, those associated with securities lending.

3. Spartan 500 Index Fund

"Fund Summary" (prospectus)

"Principal Investment Risks"

C: The Staff requests that small and mid-cap risk to added to "Principal Investment Risks" section.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Investment Details" section and the "Fund Summary" section appropriately discloses the fund's principal investment risks. Accordingly, we have not added disclosure.

Fidelity Concord Street Trust (File Nos. 033-15983 and 811-05251) Post-Effective Amendment No. 60 and Fidelity Select Portfolios (File Nos. 002-69972 and 811-03114) Post-Effective Amendment No. 92

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4. All funds (except Spartan 500 Index Fund)

"Fund Summary" (prospectuses)

"Investment Advisers"

(Example from Banking Portfolio)
"Fidelity Management & Research Company (FMR) is the fund's manager. FMR Co., Inc. (FMRC) and other investment advisers serve as sub-advisers for the fund."

C: The Staff would like confirmation that "other investment advisers" do not manage 30% or more of a fund.

R: We confirm that "other investment advisers" do not manage 30% or more of a fund's assets.

5. All funds

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

(Example from Spartan 500 Index Fund)
"Institutional Class and Fidelity Advantage Institutional Class shares of the fund generally are available only to employer-sponsored retirement plans (including profit sharing, 401(k), 403(b), 457(b), and similar plans) for which an affiliate of FMR provides recordkeeping services. Plan participants may purchase Institutional Class or Fidelity Advantage Institutional Class shares of the fund only if Institutional Class or Fidelity Advantage Institutional Class shares are eligible for sale and available through their plan. You may buy or sell shares in various ways:

Internet www.401k.com
Phone For Individual Accounts (investing through a retirement plan sponsor or other institution), refer to your plan materials or contact that institution directly.
For Retirement Plan Level Accounts: Corporate Clients 1-800-962-1375 "Not for Profit" Clients 1-800-343-0860
Mail
Redemptions:
Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0035	Overnight Express: Fidelity Investments 100 Crosby Parkway Covington, KY 41015
TDD - Service for the Deaf and Hearing Impaired 1-800-544-0118

The price to buy one share of Institutional Class or Fidelity Advantage Institutional Class is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your order is received in proper form.

The price to sell one share of Institutional Class or Fidelity Advantage Institutional Class is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open."

Fidelity Concord Street Trust (File Nos. 033-15983 and 811-05251) Post-Effective Amendment No. 60 and Fidelity Select Portfolios (File Nos. 002-69972 and 811-03114) Post-Effective Amendment No. 92

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C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: We believe the disclosure at issue is consistent with Item 6(a) and 6(b), and note that comments previously received by the Staff on this section were reflected in the 485(a) filings made on February 11, 2011 and February 15, 2011 for the funds.

6. Spartan 500 Index Fund

"Investment Details" (prospectus)

"Principal Investment Strategies"

C: The Staff requests we add the market capitalization strategy for the index.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

7. Air Transportation Portfolio, Brokerage and Investment Management Portfolio, Consumer Finance Portfolio, Defense and Aerospace Portfolio, Environmental and Alternative Energy Portfolio, Industrial Equipment Portfolio, Industrials Portfolio, Insurance Portfolio, Transportation Portfolio

"Fund Summary" (prospectuses)

"Principal Investment Risks"

(Example from Brokerage and Investment Management Portfolio)
"In addition, the fund is considered non-diversified and can invest a greater portion of assets in securities of a smaller number of individual issuers than a diversified fund. As a result, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a more diversified fund."

C: The Staff requests the word "more" be removed because it suggests gradation.

R: We believe that the disclosure above is stated in plain English pursuant to Rule 421(b)(3) under the Securities Act of 1933. We believe a typical shareholder - presumably unfamiliar with the 1940 Act's defined terms - would understand the term "more diversified" to mean a fund with greater diversity of issuers, regardless of its status as "diversified" or "non-diversified" under the 1940 Act, as even a non-diversified fund is "diversified" to some extent. Accordingly, we have not modified the disclosure.

8. Spartan 500 Index Fund

"Investment Policies and Limitations" (SAI)

"Futures, Options, and Swaps"

C: The Staff noted that we should refer to the letter from Barry Miller at the SEC to the ICI regarding derivative disclosure and make changes accordingly.

R: We are familiar with Barry Miller's letter to the ICI regarding derivatives disclosure and we believe our current disclosure is consistent with that letter.

Fidelity Concord Street Trust (File Nos. 033-15983 and 811-05251) Post-Effective Amendment No. 60 and Fidelity Select Portfolios (File Nos. 002-69972 and 811-03114) Post-Effective Amendment No. 92

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9. All funds

"Trustees and Officers" (SAIs)

(Example from Spartan 500 Index Fund)
"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

10. All funds

"Trustees and Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

Fidelity Concord Street Trust (File Nos. 033-15983 and 811-05251) Post-Effective Amendment No. 60 and Fidelity Select Portfolios (File Nos. 002-69972 and 811-03114) Post-Effective Amendment No. 92

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11. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.